Filed by Gores Metropoulos II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos II, Inc.

Commission File No.: 001-39907

Date: October 28, 2021

Dear Sonder team,

We announced today some strategic and proactive amendments to our SPAC transaction securing approximately $110 million in additional private investments (on top of the existing $200 million PIPE) and $220 million in credit, available at the closing of our SPAC transaction. With this incremental investment, we will have ~$530M of capital at closing, in addition to up to $450M proceeds from the SPAC trust, which provides for a fully funded business plan upon closing.

In connection with the incremental capital, we are reducing our implied valuation at deal closing by 12.5% to over $1.9 billion, in line with our comparables in the public market. These amendments to the transaction are really exciting because they will allow us to pursue our ambitious growth and expansion strategy in full force. This is also testament to the confidence that well-respected investment firms like Fidelity Management & Research LLC, funds and accounts managed by BlackRock, Atreides Management, LP, and Senator Investment Group, have in our growth strategy and execution capabilities as we continue to deliver strong performance and record revenue.

We remain on track to publicly list in the second half of 2021 via our SPAC transaction with Gores Metropoulos II, Inc. (Nasdaq: GMII, GMIIW and GMIIU). Going public will allow us to pursue our growth strategy, capitalize on the enormous addressable global hospitality market opportunity and bring us closer to our mission of revolutionizing hospitality through design and technology, making a world of better stays open to all.

A key takeaway from today’s news is that our ambitious growth and expansion strategy remains unchanged and should be fully-funded. You can read the details of the amended terms here.

We believe the addition of this incremental funding brings stability and security, enabling Sonder to be appropriately capitalized to fund our continued growth over the next several years. We think that the combination of this incremental capital and our proactive response to changing market dynamics will put us in the best position to drive long-term value creation for our shareholders and employees.

As always, I want to thank you for your continued loyalty and perseverance through this process. Today’s news is a reflection of the continued confidence our investors have in our future. We would not be in this position of strength today without the hard work and dedication of each and every one of you.

Sincerely,

Sanjay

Additional Information and Where to Find It

Additional information about the proposed transactions contemplated by that certain Agreement and Plan of Merger, dated as of April 29, 2021 (as amended by Amendment No. 1 (as defined below), and as it may further be amended from time to time, the “Merger Agreement”), by and among Gores Metropoulos II, Inc. (the “Company”), Sonder Holdings Inc. (“Sonder”) and certain subsidiaries of the Company (such transactions, the “Business Combination”), including a copy of the Merger Agreement and that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of October 27, 2021, by and among the parties to the Merger Agreement (“Amendment No. 1”), are each provided in a Current Report on Form 8-K which was filed by the Company with the SEC and is available at www.sec.gov. In connection with the proposed Business Combination, the Company filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, prospectus and consent solicitation statement with respect to the Company’s securities to be issued in connection with the proposed Business Combination. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus/consent solicitation statement contained therein, when it is declared effective by the SEC, will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of the Company’s stockholders to be held to approve the proposed Business Combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. The Company may also file other documents regarding the proposed Business Combination with the SEC. Company stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus/consent solicitation statement, as well as any amendments or supplements thereto, because they will contain important information about the proposed Business Combination.

When available, the definitive proxy statement/prospectus/consent solicitation statement will be mailed to Company stockholders as of a record date to be established for voting on the proposed Business Combination and the other matters to be voted upon at the Special Meeting. Investors and securityholders will also be able to obtain copies of the definitive proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou, or by contacting Morrow Sodali LLC, the Company’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

The Company, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of Company stockholders in connection with the proposed Business Combination. Company stockholders and other interested persons may obtain, without charge, more detailed information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination by reading the Company’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021, and the proxy statement/prospectus/consent solicitation statement regarding the proposed Business Combination. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This Current Report may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about Sonder’s forecasted revenue growth and cash flow (including Sonder’s outlook for Total Revenue and Adjusted EBITDA for the year ended December 31, 2021), Sonder’s forecasted growth in units (including Sonder’s forecast for growth in Total Portfolio for the year ended December 31, 2021), information concerning the Company’s or Sonder’s possible or assumed future financial or operating results and metrics, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, future operations, products and services, planned openings, expected unit contractings and the effects of regulation, including whether the proposed Business Combination will generate returns for stockholders. These forward-looking statements are based on the Company’s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this Current Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement (as amended by Amendment No. 1) and the proposed Business Combination contemplated thereby; (b) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of the Company or other conditions to closing in the Merger Agreement (as amended by Amendment No. 1); (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed Business Combination; (d) the inability to complete the Existing PIPE, the New PIPE or the private placement contemplated by the Additional Sponsor Commitment Subscription Agreement; (e) the risk that the proposed Business Combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed Business Combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies); (i) the possibility that Sonder may be adversely affected by other economic, business and/or competitive factors; (j) risks related to the impact of the COVID-19 pandemic, including the Delta variant and potential governmental and other restrictions (including travel restrictions) resulting therefrom; (k) the inability of Sonder to enter into a definitive delayed draw note purchase agreement; and (l) other risks and uncertainties described in the final proxy statement/prospectus/consent solicitation statement, including those under the heading “Risk Factors” therein, and other documents filed by the Company from time to time with the SEC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither the Company nor Sonder undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this report. Additional risks and uncertainties are identified and discussed in the Company’s reports filed and to be filed with the SEC and available at the SEC’s website at www.sec.gov.

Disclaimer

This Current Report relates to a proposed Business Combination between the Company and Sonder. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.